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                                                                 EXHIBIT (A)(10)



[Message delivered by ELADIO LARES]

Today I do not want to talk to you about games. I want to talk to you about the real value of your shares in Cantv. A long term investment supported by 100% tangible facts.

We are the company that currently makes the largest private investment in the country, because we believe in Venezuela.

We are the company that provides you with residential, connection and voice and data transmission services for companies, cell phones, Internet, communications centers and telephone guides. That is why it is now easy to call a friend.

Forty years of development make us true experts. At Cantv we know that communications are the basis of the country's progress. That is why we incorporate on a daily basis state-of-the-art technology with the support of highly qualified personnel.

In addition, we are supported by internationally well-known companies in the world of telecommunications.

That is why your shares in Cantv are worth much more. Do not fall into the temptation of a dangerous game. Do not use a joker.

Cantv is and will continue to be the telecommunications company of Venezuela.